Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy confident in East Coast Canada energy future: moves forward with Terra Nova Asset Life Extension

Calgary, Alberta (September 8, 2021) - Suncor today announced that the co-owners of the Terra Nova Floating, Production, Storage and Offloading (FPSO) facility and associated Terra Nova Field (“Terra Nova”) have finalized the agreement to restructure the project ownership and move forward with the Asset Life Extension Project. Suncor, Cenovus and Murphy Oil, now control 100% of the project with the following increased ownership positions: Suncor – 48% (previously approximately 38%); Cenovus – 34% (previously 13%); and Murphy Oil – 18% (previously approximately 10%).

The agreement also includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador including up to $205 million, on a matching contribution basis, to support local onshore and offshore work related to the Asset Life Extension Project.

The Asset Life Extension Project is expected to extend production life by approximately 10 years, providing an additional 70 million barrels of resource for the partnership and providing many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment. The FPSO will undergo maintenance work at the Bull Arm Fabrication site starting early September prior to sailing to dry dock in Ferrol, Spain later this year with a safe return to operations anticipated before the end of 2022.

“The decision to move forward with the Terra Nova project is a concrete example of Suncor’s commitment to invest in projects that have strong economic returns and will provide long-term value for investors. This agreement also provides certainty for the 1,000 plus local direct and indirect jobs that support the project,” said Mark Little, Suncor president and chief executive officer. “We appreciate the deep collaboration and support from the provincial and federal governments, which has been crucial to helping us reach this important milestone.”

Suncor’s 2021 guidance remains unchanged.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding the Terra Nova FPSO facility and Asset Life Extension Project, including the expectation that the Asset Life Extension Project will extend production life by approximately 10 years, providing an additional 70 million barrels of resource for the partnership and provide many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment, expectations regarding the maintenance work to be completed on the FPSO and that the FPSO will have a safe return to operations before the end of 2022, and the belief that this agreement will provide certainty for the 1,000 plus local direct and indirect jobs that support the project and similar statements. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management's Discussion and Analysis for the second quarter of 2021 dated July 28, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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